UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December 30, 2011

Commission File Number : 000-30354

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

Level 39

Tower I, Metroplaza

No. 223 Hing Fong Road

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑  Form 20-F             ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes            ☑  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated December 30, 2011 relating to an announcement of the Company made pursuant to Rule 13.18 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

	By:	/s/ Lai Ni Quiaque
		Name:	Lai Ni Quiaque
		Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: December 30, 2011

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock Code: 1137)

ANNONCEMENT PURSUANT TO RULE 13.18

OF THE LISTING RULES

This announcement is made pursuant to Rule 13.18 of the Listing Rules.

On 30 December 2011, Hong Kong Media Production Company Limited, a wholly owned subsidiary of the Company, executed a term loan facility agreement in the principal amount of up to USD50,000,000 which certain specific performance obligations are imposed.

This announcement is made pursuant to Rule 13.18 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”).

The board of directors of City Telecom (H.K.) Limited (the “Company”) hereby announces that on 30 December 2011, Hong Kong Media Production Company Limited, (“HKMP”, a wholly owned subsidiary of the Company) as borrower, the Company and Hong Kong Broadband Network Limited (“HKBN”, a wholly owned subsidiary of the Company) together as guarantors and a bank as lender executed a term loan facility agreement (the “Agreement”) in the principal amount of up to USD50,000,000 (the “Facility”). The Facility will be utilised to fund the development and construction of a multimedia production and distribution centre and for general working capital purposes. The final maturity date of the Facility shall be 36 months from the date of the Agreement.

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Under the Agreement, specific performance obligations are imposed as follows:

(i)	the Company directly or indirectly maintains at least 50.1% shareholding in HKMP;

(ii)	the Company directly or indirectly maintains at least 50.1% shareholding in HKBN;

(iii)	Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul (collectively, the “Majority Shareholders”) remain on the board of directors of the Company;

(iv)	the Majority Shareholders and/or any related persons together maintain control of Top Group International Limited (“Top Group”); and

(v)	Top Group, the Majority Shareholders and/or related persons together directly or indirectly remain the single largest shareholder in the shares of HKMP, the Company and HKBN.

A breach of the above specific performance obligations will constitute an event of default under the Agreement and all amounts outstanding under the Agreement will become immediately due and any unutilised portion of the Facility be cancelled.

As at the date hereof, the Majority Shareholders (through Top Group) beneficially own approximately 43.98% interest in the issued share capital of the Company and (on their own and through Top Group and Worship Limited) beneficially own approximately 50.64% interest in the issued share capital of the Company.

The Company will make continuing disclosure requirement pursuant to Rule 13.21 of the Listing Rules.

By order of the Board
City Telecom (H.K.) Limited Lai Ni Quiaque
Executive Director, Chief Financial Officer
and Company Secretary

Hong Kong, 30 December 2011

As at the date of this announcement, the executive directors of the Company are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Mr. Yeung Chu Kwong, William (Chief Executive Officer), Mr. Lai Ni Quiaque (Chief Financial Officer); the non-executive director is Dr. Cheng Mo Chi, Moses; and the independent non-executive directors are Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu.

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